EXHIBIT 99.1

_____________________________________________________________________________________________________________________________________________

Report of Independent Registered Public Accounting Firm

To the Partners of TIMWEN Partnership

We have audited the accompanying balance sheets of TIMWEN Partnership as of January 2, 2011 and January 3, 2010, and the related statements of income and comprehensive income, partners’ equity and cash flows for the years then ended. These financial statements are the responsibility of the partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TIMWEN Partnership at January 2, 2011 and January 3, 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/PricewaterhouseCoopers LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 3, 2011

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

TIMWEN Partnership
Balance Sheet
	January 2, 2011	January 3, 2010

Assets

Revenue-producing properties	$78,769,169	$83,077,625

Cash and cash equivalents	1,639,055	74,876

Accounts receivable	4,529,085	4,988,910

Investment in Grimsby Food Court Ltd.	2,374,589	2,513,657

Prepaid rent	625,957	637,155

	$87,937,855	$91,292,223

Liabilities

Accounts payable and accrued liabilities	$2,169,089	$2,257,466

Deferred lease inducements	3,667,963	3,961,036

Straight-line rent	5,670,879	5,119,497

Commitments and contingencies	11,507,931	11,337,999

Partners' equity	76,429,924	79,954,224

	$87,937,855	$91,292,223

Approved by the Partners,

Wendy's Restaurants of Canada Inc.

Barhav Developments Ltd.

TIMWEN Partnership
Statements of Income and Comprehensive Income

	Year Ended	Year Ended
	January 2, 2011	January 3, 2010
Revenues
Rental income	$38,361,003	$38,471,112

Expenses
Rental expense - net of lease inducements	8,216,495	5,979,952
Operating expenses	520,244	424,966
Depreciation and amortization	4,794,250	4,252,157
Loss on retirement of revenue producing properties	59,312	459,367
	13,590,301	11,116,442
Operating income for the year	24,770,702	27,354,670

Other income
Interest income	16,886	23,171
Equity in income of Grimsby Food Court Ltd.	180,933	140,524
Other income	7,179	13,995
	204,998	177,690
Net income and comprehensive income	$24,975,700	$27,532,360

TIMWEN Partnership
Statement of Partners' Equity

	Year Ended			Year Ended
	January 2, 2011			January 3, 2010

	Wendy's	Barhav
	Restaurants of	Developments
	Canada Inc.	Ltd.	Total	Total

Partners equity - beginning of year	$39,977,112	$39,977,112	$79,954,224	$85,421,864

Distributions to partners	(14,250,000)	(14,250,000)	(28,500,000)	(33,000,000)
Net income for the year	12,487,850	12,487,850	24,975,700	27,532,360

Partners' equity - end of year	$38,214,962	$38,214,962	$76,429,924	$79,954,224

	TIMWEN Partnership
	Statement of Cash Flows

		Year Ended	Year Ended
		January 2, 2011	January 3, 2010

	Cash provided by (used in)

	Operating activities
	Net income for the year	$24,975,700	$27,532,360
Add:	Items not affecting cash -
	Depreciation and amortization	4,794,250	4,252,157
	Straight-line rent	551,382	(1,486,640)
	Amortization of deferred lease inducements	(293,073)	(293,073)
	Distributions received from Grimsby	320,000	160,000
	Loss on retirement of revenue producing properties	59,312	459,367
	Equity in earnings of investment in Grimsby	(180,932)	(140,524)
		30,226,639	30,483,647
	Change in operating assets and liabilities
	Accounts receivable	459,825	(1,650,073)
	Prepaid rent	11,198	(27,666)
	Accounts payable and accrued liabilities	(88,377)	(263,838)

		30,609,285	28,542,070

	Investing activities
	Additions to revenue producing properties	(545,106)	(530,528)

	Financing activities
	Distributions to partners	(28,500,000)	(33,000,000)

	Change in cash and cash equivalents	1,564,179	(4,988,458)

	Cash and cash equivalents - Beginning of year	74,876	5,063,334

	Cash and cash equivalents - End of year	$1,639,055	$74,876

TIMWEN Partnership
Notes to Financial Statements
January 2, 2011 and January 3, 2010

1.	Nature of operations

The TIMWEN Partnership is between Barhav Developments Limited (a wholly owned subsidiary of TDL Group Corp. Ltd. (TDL)) and Wendy's Restaurants of Canada Inc. (WROC), and was formed in 1995.  The partnership develops and leases restaurant facilities to WROC and TDL.

Fiscal Year
The partnership's fiscal year ends on the Sunday nearest to December 31. The 2010 and 2009 fiscal years consisted of 52 weeks and 53 weeks, respectively.

2.	Summary of significant accounting policies partnership accounts

Partnership accounts

The accompanying financial statements include only the assets and liabilities of the business carried on under the name of TIMWEN partnership and do not include the other assets, liabilities, revenues and expenses of the partners.  No provision for income taxes has been made in these financial statements since earnings of the partnership are taxable in the hands of the partners.

Basis of presentation

The partnership prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP). In the opinion of management, the partnership's financial statements and accompanying notes to the financial statements contain all adjustments (all of which are normal and recurring in nature, other than the item described in Note 3) necessary to state fairly the partnership's financial position as of January 2, 2011 and January 3, 2010, and it results of operations, comprehensive income, and cash flows for the years ended January 2, 2011 and January 3, 2010.

The functional currency of the partnership is local currency in which it operates, which is the Canadian dollar, as the majority of the partnership's operations and cash flows are based in Canada and the partnership's operations are primarily managed in Canadian dollars. As a result, the partnership's reporting currency is the Canadian dollar.

Cash and cash equivalents

Cash and cash equivalents includes balances with banks. Cash equivalents are short-term, highly liquid investments with maturities of three months or less and consist principally of cash in bank money market accounts.

Revenue-producing properties

Revenue producing properties are stated at acquisition cost, less accumulated depreciation and amortization. Acquisition cost is comprised of land acquisition and building construction costs including interest expense on land acquisition and building construction costs during the period of construction. Depreciation and amortization is provided for on the straight-line basis over the estimated useful lives of the assets at the following rates:

	Buildings		Up to 40 years
	Leasehold Improvements and deferred design costs and other		The lesser of the useful life of the asset or the lease term.
	Construction-in-progress		Stated at cost and is not amortized

Long-lived Assets

Long-lived assets are analyzed for impairment at the individual restaurant level, which represents the lowest level of independent cash flows for the business. They are tested for impairment whenever an event or circumstance occurs that indicates impairment may exist including a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of prior to its estimated useful life. There were no such events noted in the current or prior year.

Leases

The partnership's leases from TDL and third parties are classified as either operating leases or capital leases for financial reporting purposes. When determining the lease term for operating and capital leases, the partnership includes renewal periods for which failure to renew the lease imposes an economic penalty in such an amount that a renewal appears, at the inception of the lease, to be reasonably assured. The primary penalty to which the partnership is subject, is the economic detriment associated with the existence of leasehold improvements that might be impaired if the partnership chooses not to exercise the available renewal options.

For operating leases, minimum lease payments, including minimum scheduled rent increases, are recognized as rent expense on a straight-line basis (straight-line rent) over the applicable lease terms and any periods during which the partnership has the use of the property but is not charged rent by a landlord. See Note 3 for a correction of an out of period adjustment for straight-line rent in 2009. Lease terms are generally for 20 years and, in most cases, provide for rent escalations and renewal options.

Investment in Grimsby Food Court Ltd.

The investment in the Grimsby Food Court Ltd. is accounted for as an equity investment. The investment is analyzed for other than temporary impairment where evidence exists that there is an inability to recover the carrying amount of the investment or inability to sustain an earnings capacity that would justify the carrying amount of the investment. No such indicator was noted in the current or prior year.

Deferred lease inducements

Lease inducements are leasehold improvements paid by landlords and are recorded as a liability and amortized as a reduction in rent expense. They are deferred and amortized on a straight-line basis over the "lease term" to a maximum of 20 years.

Revenue Recognition
Rental revenue is recognized on a percentage of sales volume and is recognized as earned.

Income Taxes
The accompanying financial statements do not include a provision for taxes as they are the responsibility of the respective partners.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported.  Actual results could differ from those estimates.

Subsequent events
The partnership has evaluated events subsequent to January 2, 2011 and up to March 2, 2011, which corresponds the date these financial statements were issued (or available to be issued).
Newly adopted accounting pronouncements

In June 2009, the FASB issued guidelines on the consolidation of variable interest entities which alters how a company determines when an entity that is insufficiently capitalized or not controlled through voting interests should be consolidated. A company has to determine whether it should provide consolidated reporting of an entity based upon the entity's purpose and design and the parent company's ability to direct the entity's actions. This guidance was effective commencing for the partnership's 2010 fiscal year. The adoption of this guidance did not have a significant impact on the partnership's financial statements.

In January 2010, the FASB issued amendments to the existing fair value measurements and disclosures guidance which requires new disclosures and clarifies existing disclosure requirements.  The purpose of these amendments is to provide a greater level of disaggregated information, as well as more disclosure around valuation techniques and inputs to fair value measurements.  The guidance was effective commencing with our 2010 fiscal year.  The adoption of this guidance did not have a significant impact on the partnership's financial statements.

3.	Straight-line rent - Out of period adjustment

In 2009 the partnership recorded an adjustment related to the calculation of straight-line rent, which is included in "Rental expense - net of lease inducements" in the Statement of Income and Comprehensive Income. Correcting the error increased net income and comprehensive income by $1,600,000 related to years prior to 2009.

Since this error was not material to any of the prior years' or current year's financial statements, the partnership recorded the correction of this error in the 2009 financial statements.

4.	Revenue-producing properties
		January 2, 2011			January 3, 2010
Accumulated
depreciation and
		Cost	amortization	Net	Net
	Land	$ 21,231,151	$ -	$ 21,231,151	$ 21,231,151
	Buildings	34,295,719	14,089,225	20,206,494	21,352,777
	Leasehold improvements	66,157,767	30,311,298	35,846,469	38,954,270
	Deferred design, construction costs and other	2,354,402	990,178	1,364,224	1,507,630
		124,039,039	45,390,701	78,648,338	83,045,828
	Construction-in-progress	120,831	-	120,831	31,797
		$ 124,159,870	$ 45,390,701	$ 78,769,169	$ 83,077,625

5.	Related party transactions and balances
During the year, the partnership had the following transactions with related parties.
				January 2, 2011	January 3, 2010
Rental Income
		TDL		$ 24,017,601	$ 23,690,191
		WROC		14,343,402	14,780,921
				$ 38,361,003	$ 38,471,112
Amounts included in Accounts Receivable
		TDL		$ 2,595,092	$ 2,544,608
		WROC		1,933,993	2,444,302
				$ 4,529,085	$ 4,988,910
Management Fee
		TDL - included in revenue producing properties		$ 205,650	$ 159,950

		WROC - included in operating expenses		$ 275,000	$ 273,313
Related party rental expense
		TDL		$ 227,422	$ 241,257
Amounts included in Accounts Payable
		TDL		$ 122,648	$ 522,733
		WROC		70,036	-
				$ 192,685	$ 522,733

These transactions are in the normal course of operations.

The amounts due from the partners, which have arisen as a result of the above transactions, are non-interest bearing and due on demand.

6.	Deferred lease inducements
		January 2, 2011			January 3, 2010
Accumulated
		Cost	amortization	Net	Net
	Deferred lease inducements	$ 6,679,525	$ 3,011,562	$ 3,667,963	$ 3,961,036

7.	Leases
Minimum lease payments under long-term operating lease agreements for various properties are as follows:

	2011			$ 7,526,000
	2012			$ 7,466,000
	2013			$ 7,583,000
	2014			$ 7,621,000
	2015			$ 7,629,000
	2016 and thereafter			$ 39,413,000
	Total			$ 77,238,000

The minimum lease payments include $41,068,000 related to renewal periods reasonably assured of being exercised.

All leased locations are subleased to WROC or to TDL at amounts based on restaurant revenues.

8.	Financial instruments

Due to their short-term maturities, the carrying value of the partnership's cash and cash equivalents, accounts receivable as well as accounts payable and accrued liabilities approximate their estimated fair value.

9.	Commitments and contingencies

The Partnership is party to various legal actions and complaints arising in the ordinary course of business. It is the opinion of the partnership's management that the ultimate resolution of such matters will not materially affect the partner's financial condition or earnings.

10.	Comparative Figures

Certain comparative figures have been reclassified to conform to the current year's financial statement presentation.